WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

May 4, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,737,789

APS EXPANDS AGREEMENT WITH WESTERN WIND ENERGY

Western Wind Energy Corporation (WND-TSX.V) and (WNDEF-OTC:BB) and Arizona Public Service (“APS”) have agreed to expand the terms of their current 15 MW agreement, to add an additional 25 MW of wind energy production, taking the total to 40 MW. If there is sufficient available capacity in the current transmission system, the agreement would go to 45 MW.

The added power will be generated from Western Wind’s Kingman Steel Plant facility. The two companies have not yet agreed on final details on the extra capacity but Western Wind anticipates executing a formal agreement within the next 60 days.

According the Jeff Ciachurski, “We are excited about increasing our contract with APS and are proud to work with them on this exciting project. We believe the Kingman site will be one that will not only serve APS’ immediate needs, but will also satisfy their goals long into the future.”

The addition to the APS agreement means that Western Wind Energy now has over 185 MW of projects either in production or development. Just this week, Western Wind announced that it won a favorable ruling from the Federal Energy Regulatory Commission (“FERC”), allowing Western Wind to acquire transmission services from a transmitting utility, enabling Western Wind to move forward on it’s 120 MW power purchase agreement with Southern California Edison.

During the past two years, Western Wind Energy has executed over $900 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.